Subsidiaries of Living 3D Holdings, Inc.

Entity	Jurisdiction of Organization	Percentage Owned
Sugar Technology Group Holdings Corporation	Hong Kong	100%
XYZMILL.COM Limited	Hong Kong	100%
Hong Kong Cryptocurrency Exchange Limited	Hong Kong	100%

Exhibit 21.1